SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Florianópolis Ltda.
Valuation report as of January 31, 2009
for the purpose of merger

Valuation report as of January 31, 2009 for the purpose of merger

Net Florianópolis Ltda.

1. Globalconsulting Assessoria Contábil Ltda., duly inscribed in the Regional Accounting Council of São Paulo under no. 2SP023158/O-8 and inscribed in the corporate taxpayers’ register (CNPJ/MF) under no. 06.063.913/0001 -33, with its articles of incorporation registered at the 3rd Civil Registry of Deeds and Documents for Legal Entities of São Paulo under number 473.500, with headquarters and jurisdiction in the city and state of São Paulo at Av. Brigadeiro Luis Antonio, no 2367 - 16º andar, represented by its partner, Sergio da Silva, Brazilian, accountant, inscribed in the Regional Accounting Council (CRC) under no. 1SP1141119/O-8, bearer of ID (RG) card no. 11.683.592 -8-SP and in the individual taxpayers’ register (CPF/MF) under no. 013.317.858 -71, appointed by Net Serviços de Comunicação S.A., to ascertain the net book value of Net Florianópolis Ltda. as of January 31, 2009, pursuant to articles 224, item III and 227 of Brazilian corporate law (Law 6.404/76), for the specific purpose of merging Net Florianópolis Ltda. with Net Serviços de Comunicação S.A..

2. The net book value of the above-mentioned company will be arrived at based on the balance sheet of January 31, 2009, prepared under the responsibility of the company’s management.

3. Our valuation was carried out to verify the adequacy of the financial statements in all the relevant aspects and hence included the following procedures: (a) planning of work, considering the relevance of balances, volume of transactions and the company’s accounting and internal control systems, (b) verification, based on tests, of the supporting documentation and records for the amounts and accounting information reported, and (c) appraisal of the most common accounting practices and estimates adopted by the company’s management.

4. Based on our work, we hereby conclude that the value of the assets, rights and obligations that make up the shareholders’ equity of Net Florianópolis Ltda., amounting to R$ 273,650,695.89 as per the condensed balance sheet of January 31, 2009 provided below, is in line with the accounting practices used in Brazil.

Condensed balance sheet as of January 31, 2009
In Brazilian Reais
Assets
Current
Cash and Cash Equivalents	69,366,905.41
Accounts Receivable	2,519,584.93
Inventories	1,266,913.94
Accounts Receivable from Related Companies	2,221,235.02
Recoverable Taxes	2,117,827.02
Prepaid Expenses	1,024,545.84
Interest on Equity	3,034,150.08
Other Credits	116,036.93

81,667,199.17

Non-current
Long-Term Assets
Accounts Receivable from Related Parties	201.863,68
Judicial Deposits	18.496,90
Other Credits	13.424,66

233.785,24

Investments	206.923.822,05
Fixed Assets	55.473.822,65
Intangible Assets	2.274.400,02

264.905.829,96

Total Assets	346.573.029,13

Liabilities and Shareholders’ Equity
Current
Suppliers	3.120.924,92
Programming	4.298.949,88
Tax Obligations	2.336.573,33
Salaries and Social Charges	2.640.915,36
Financing	1.545.981,10
Ecad Payable	1.082.401,60
Provision for Income and Social
Contribution Tax	1.168.837,76
Accounts Payable to Related Party	4.241.864,76
Provisions and Other Accounts Payable	188.245,12
Interest on Equity Payable	13.053.077,32

33.677.771,15

Non-current
Long-term
Financing	4.921.727,26
Accounts Payable to Related Party	341.044,55
Provision for Contingencies	31.728.724,30
Deferred Revenues	2.253.065,98

39.244.562,09

Shareholders’ Equity
Capital Stock	185.431.391,98
Profit Reserve	88.219.303,91

273.650.695,89

Total Assets and Shareholders’ Equity	346.573.029,13

5. In compliance with CVM Instruction 319 of December 3, 1999, we inform that:

(a) Pursuant to Resolution 821/97 of the Federal Accounting Council, we have no knowledge of any conflict of interest, directly or indirectly, or of any other circumstance that represents a conflict of interest with regard to the above-mentioned service; and

(b) We are not aware of any attempt by the company’s controlling shareholder or management to direct, limit, hamper or any other action that may hinder or have hindered access to or use of information, assets, documents or work methodologies relevant for the quality of this report.

Florianópolis – SC, February 11, 2009.

Globalconsulting Assessoria Contábil Ltda.
CRC 2SP023158/O-8

Sergio da Silva
Partner
CRC 1SP114111/O-8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.